SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                               Amendment No. 1 to

                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

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                 Brown-Benchmark Properties Limited Partnership
                            (Name of Subject Company)

                 Brown-Benchmark Properties Limited Partnership
                      (Name of Person(s) Filing Statement)

                 Assignee Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                     None
                      (Cusip Number of Class of Securities)


 John M. Prugh                            with a copy to:
 Brown Benchmark AGP, Inc.                John B. Watkins, Esq.
 c/o Alex Brown Realty, Inc.              Wilmer, Cutler & Pickering
 225 East Redwood Street                  100 Light Street, Suite 1300
 Baltimore, Maryland 21202                Baltimore, Maryland 21202
 (410) 727-4083                           (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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




         This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Brown-Benchmark Properties Limited Partnership (the Partnership) on May 17,
2000, relating to the tender offer by certain entities (collectively, the offeror) controlled by MacKenzie Patterson, Inc. (MPI) to purchase for cash up to 125,000 units at a purchase price of $12 per unit upon the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the Schedule TO), which was filed with the SEC on May 5, 2000. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

Item 2.           Identity and Background of Filing Person

                  Item 2 is amended and supplemented to add the following:

                  The offeror has extended the expiration date for the tender offer to July 3, 2000 and has increased the purchase price that it is offering to $15 per unit.


Item 4.           The Solicitation or Recommendation

                  Item 4 is amended and supplemented to add the following:

                  The general partners of the Partnership believe that the amended tender offer, at a purchase price of $15 per unit, is below the liquidation value of each unit. However, the liquidation value of the units does not address the illiquidity inherent in an investment in the Partnership. The general partners and their affiliates do not intend to tender and sell their interests in the Partnership. However, the general partners make no recommendation to unitholders as to whether to accept or reject the amended tender offer. Rather, the general partners are expressing no opinion and are remaining neutral toward the amended tender offer.


Item 9.           Exhibits

                  Item 9 is amended and supplemented to add the following:

                  Exhibit No.       Description

                  (a)(5) Supplemental Letter to unitholders from Robert L. Huether, Asset Manager of Alex. Brown Realty, Inc., dated June 14, 2000


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





     Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BROWN-BENCHMARK PROPERTIES
                                 LIMITED PARTNERSHIP

                                 By:      Brown-Benchmark AGP, Inc.,
                                          its Administrative General Partner

                                 By:      /s/  John M. Prugh
                                 Name:    John M. Prugh
                                 Title:   President

                                 Date:    June 14, 2000

                                 By:      Benchmark Equities Inc.,
                                          its Development General Partner

                                 By:      /s/  Daniel P. Reidel
                                 Name:    Daniel P. Reidel
                                 Title:   President

                                 Date:    June 14, 2000



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                                 Exhibit (a)(5)

           Supplemental Letter to unitholders from Robert L. Huether, Asset Manager of Alex. Brown Realty, Inc., dated June 14, 2000

                                  June 14, 2000

Dear Investor:

         By letter dated May 17, 2000, Brown Benchmark Properties Limited Partnership advised you of the tender offer from certain entities controlled by MacKenzie Patterson, Inc. (the offeror) to purchase for cash up to 125,000 units of limited partnership interests in the partnership at a purchase price of $12 per unit, as further described in a Tender Offer Statement on Schedule TO, filed with the SEC on May 5, 2000. We stated that, by applying our valuation methodology, each partnership unit was worth approximately $18 as of December 31, 1999, the date of the most recent valuation.

         The offeror has now extended the expiration date for the tender offer to July 3, 2000 and increased the purchase price that it is offering to $15 per unit.

         We continue to believe that the amended tender offer, at a purchase of $15 per unit, is below the liquidation value of each unit, assuming the properties are sold at fair market value and the sales proceeds are distributed pursuant to the partnership agreement. However, our valuation methodology does not take into consideration the illiquidity of partnership interests. The administrative general partner and development general partner do not intend to accept the amended tender offer. However, we are not making a recommendation to you with respect to the amended tender offer. Rather, we are expressing no opinion and are remaining neutral toward the amended tender offer.

         Enclosed herewith is a copy of our Amendment No. 1 to Schedule 14D-9, Solicitation/ Recommendation Statement, filed with the SEC on June 14, 2000. We also refer you to the original Schedule 14D-9, filed with the SEC on May 17, 2000, which contains a more detailed explanation of our recommendation with respect to the tender offer and other important information related to the tender offer. We urge you to read both documents carefully.

         Should you have any questions, please contact the undersigned.

                                                     Sincerely,


                                                     Robert L. Huether
                                                     Asset Manager

Enclosure


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